November 7, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	J. Nolan McWilliams, Attorney-Advisor
Susan Block, Attorney-Advisor
Lyn Shenk, Accounting Branch Chief
Patrick Kuhn, Staff Accountant

Re:	BT Brands, Inc.
Registration Statement on Form S-1
Filed August 13, 2019
File No. 333-233233

Ladies and Gentlemen:

On behalf of  BT Brands, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Tuesday, November 12, 2019, or as soon thereafter as is practicable.

Very truly yours,

BT BRANDS, INC.

By:	/s/ Kenneth Brimmer
Kenneth Brimmer
Chief Operating Officer